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                        [Letterhead of Asia Online, Ltd.]

                               September 26, 2000

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attention: Suzanne Hayes

Re:     Asia Online, Ltd.
CIK:    00001093954
Commission File No. 333-42902 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Asia Online, Ltd. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-42902 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on August 2, 2000.

Based upon changed circumstances in the securities markets, the Registrant has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement. Furthermore, no securities have been sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Brandon Fields or Kevin Galligan of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at
(303) 546-4000.

                                      Sincerely,

                                      Asia Online, Ltd.

                                      /s/  Kevin Randolph

                                      Kevin Randolph
                                      President and Chief Executive Officer


cc:      Marcia Brown - Nasdaq Stock Market, Inc.
         Michael L. Platt, Esq.
         Brandon Fields, Esq.
         Kevin Galligan, Esq.
         Paul Gross, Esq.